UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

Commission File Number: 001-40884

ARBE ROBOTICS LTD.

(Translation of registrant’s name into English)

HaHashmonaim St. 107

Tel Aviv-Yafo, Israel

Tel: +972-73-7969804, ext. 200

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

INFORMATION CONTAINED IN THIS CURRENT REPORT ON FORM 6-K

On August 7, 2023, Arbe Robotics Ltd. held its 2023 annual general meeting. The proxy statement for the annual general meeting, which describes the proposals voted upon at the meeting, was furnished as an exhibit to the Company’s Form 6-K which was filed on July 19, 2023. Reference is made to the proxy statement for detailed information as to the matters approved at the 2023 annual general meeting.

At the annual general meeting the shareholders elected Dr. Boaz Schwartz and Thilo Koslowski as Class I1 Directors, and approved the other proposals described in the proxy statement by the appliable required majority.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARBE ROBOTICS LTD.

By:	/s/ Kobi Marenko
Name:	Kobi Marenko
Title:	CEO

 Date: August 25, 2023

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